Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of LIV Capital Acquisition Corp. II (the “Company”) on Form S-1 of our report dated July 29, 2021, except for Note 7, as to which the date is October 27, 2021, and Note 8, as to which the date is December 30, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of LIV Capital Acquisition Corp. II as of June 28, 2021 and for the period from February 11, 2021 (inception) through June 28, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
Hartford, CT
December 30, 2021